Exhibit 2.4

DESCRIPTION OF SECURITIES

The following section describes our issued share capital as of December 31, 2024, summarizes the material provisions of our Articles and highlights certain differences in corporate law in Switzerland and the United States.

Capital structure

There were 2,274 shareholders registered in the share register on December 31, 2024. The distribution of shareholdings is divided as follows:

Number of shares	Number of registered shareholders on December 31, 2024
1 to 100	187
101 to 1,000	674
1,001 to 10,000	857
10,001 to 100,000	454
100,001 to 1,000,000	95
Above 1,000,001	7
Total	2,274

The shareholder base on December 31, 2024, was constituted as follows:

Shareholder structure according to category of investors (weighted by number of shares)
Private persons	37.69%
Institutional shareholders	1.92%
Treasury shares held by the Group	30.41%
Holders of ADSs listed on Nasdaq not registered in the share register	12.58%
Non identified	17.40%
Total	100.00%

Shareholder structure by country (weighted by number of shares)
Switzerland	33.73%
United States	0.81%
Other countries	5.07%
Treasury shares held by the Group	30.41%
Holders of ADSs listed on Nasdaq not registered in the share register	12.58%
Non identified	17.40%
Total	100.00%

Capital

As of December 31, 2024, the share capital amounted to CHF 1,843,544.96, divided into 184,354,496 issued shares with a nominal value of CHF 0.01 per share. As of December 31, 2024, we indirectly held 56,061,527 of our own shares as treasury shares. Hence, our number of outstanding shares amounted to 128,292,969 as of December 31, 2024.

Capital Band

According to the article 3b of the Articles as in force on December 31, 2024, the Company has a capital band ranging from CHF 1,843,544.96 (lower limit) to CHF 2,765,317.44 (upper limit), authorizing our Board of Directors, or the Board, to increase the share capital within the capital band, once or several times and in any amounts, until June 27, 2029 or until an earlier expiry of the capital range. The capital increase may be effected by issuing up to 92,177,248 fully paid-in registered shares with a par value of CHF 0.01 each or by increasing the par value of the existing shares within the limit of the capital range. The capital band does not authorize the Board to reduce the share capital. If the share capital increases as a result of an increase from conditional capital pursuant to Article 3c A) and B), the Board shall increase the lower and upper limits of the capital band accordingly.

In the event of an issue of shares, the subscription and acquisition of the new shares as well as any subsequent transfer of the shares shall be subject to the restrictions pursuant to Article 5 of the Articles.

In the event of a capital increase within the capital band, the Board shall, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set- off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement. In this regard, the Board may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board is entitled to permit, to restrict or to exclude the trade with subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

In the event of a share issue the Board is authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties, the Company or any of its group companies:

●	if the issue price of the new shares is determined by reference to the market price; or
●	for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the subscription rights of existing shareholders; or
●	for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or
●	for the participation of directors and employees at all levels of the Company and its group companies; or
●	for the issuance of shares for conversions under convertible debt instruments, bonds, loans and similar forms of financing of the Company or of a subsidiary company, which are being issued for the purposes of investments or acquisitions; or
●	for the financing of research and clinical development programs and other strategic projects of the Company; or
●	for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or
●	for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s).

After a change of the par value, new shares shall be issued within the capital band with the same par value as the existing shares.

Conditional share capital

As of December 31, 2024, we have a total conditional share capital (capital conditionnel/bedingtes Kapital) of CHF 921,772.48.

According to article 3c(A) of the Articles as in force on December 31, 2024, our share capital may be increased by a maximum aggregate amount of CHF 413,349.92 through the issuance of a maximum of 41,334,992 registered shares, which shall be fully paid-in, with a par value of CHF 0.01 per share by the exercise of option rights or subscription rights attached to bons de jouissance which the employees, directors, contractors and/or consultants of the Company or a group company are granted according to respective regulations of the Board.

The pre-emptive rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option rights or subscription rights granted to the holders of bons de jouissance and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in Article 5 of the Articles.

According to article 3c(B) of the Articles, our share capital may be increased by a maximum aggregate amount of CHF 508,422.56 through the issuance of a maximum 50,842,256 registered shares, which shall be fully paid-in, with a par value of CHF 0.01 per share by the exercise of option and/or conversion rights which are granted to shareholders of the company and/or in connection with the issue of convertible debt instruments, bonds, loans, options, warrants or similar obligations or other financial instruments by the Company or another group company. In the case of such grants of option and/or conversion rights, the advanced subscription right of shareholders is excluded. The holders of option and/or conversion rights are entitled to receive the new shares. The Board shall determine the terms of the option and/or conversion rights. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in Article 5 of the Articles.

Changes in capital

Nominal share capital
December 31, 2022	CHF 1,153,483
December 31, 2023	CHF 1,843,545
December 31, 2024	CHF 1,843,545

Conditional share capital
December 31, 2022	CHF 151,976
December 31, 2023	CHF 829,973
December 31, 2024	CHF 921,773

Capital band(1)
December 31, 2023	CHF 891,173
December 31, 2024	CHF 921,773

(1)	The indicated amount of CHF 921,773 corresponds to the maximum authorized increase of the share capital that may be effected by the Board under the capital band.

Changes in capital in 2022

On December 15, 2022, we increased our share capital from CHF 979,094 to CHF 1,153,483 through the issuance of 17,438,883 new registered shares at nominal value of CHF 0.01 each out of the conditional capital, following the exercise of 17,438,883 equity incentive units at a strike price of CHF 0.13 by Board Members, Executive Managers and other employees on October 26, 2022. Of the newly issued shares, 10,193,572 are subjected to sales restrictions.

On October 31, 2022, we increased our share capital from CHF 652,729.52 to CHF 979,094.28 through the issuance of 32,636,476 new registered shares from our authorized capital to our fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share.

On May 9, 2022, the shareholders (i) increased the authorized capital from CHF 8,636,476 to CHF 32,636,476 and extended its term to May 9, 2024 and (ii) increased the conditional capital from CHF 24,636,476 to CHF 32,636,476. On the same date, the shareholders approved the reduction of the nominal value from CHF 1.00 to CHF 0.01 of all 65,272,952 issued shares, and of all shares issuable from the authorized capital and conditional capital. The approved reduction was registered by the Geneva’s commercial registry on July 19, 2022 and published on July 22, 2022, after the expiration of a period of two months from the publication in the Swiss Gazette of Commerce of three calls to creditors. Our share capital was thus reduced by a total amount of CHF 64,602,222.48 from CHF 65,272,952 to CHF 652,729.52, and the authorized capital and conditional capital were each reduced by a total amount of CHF 32,310,111.24 from CHF 32,636,476 to CHF 326,634.76. Our total number of issued shares (i.e. 65,272,952) as well as our total number of issuable shares out of the authorized capital and conditional capital were not affected by the reduction. The amount corresponding to the nominal reduction of our issued capital was allocated to capital contribution reserves and there was no distribution to shareholders.

On February 2, 2022, we increased our capital from CHF 49,272,952 to CHF 65,272,952 through the issuance of 16,000,000 new registered shares at nominal value of CHF 1 each out of the authorized capital.

Changes in capital in 2023

On December 19, 2023, the shareholders increased (i) the upper limit of the capital band, allowing the Board to increase the share capital up to CHF 2,673,517.44 at any time until December 18,2028 by issuing 89,117,248 shares at a nominal value of CHF 0.01 each and (ii) the conditional capital from CHF 276,879.70 to CHF 891,172.48. As of December 31, 2023, the conditional share capital decreased to CHF 829,972.48 following the issuance of 6,120,000 shares at a nominal value of CHF0.01 through the exercise of pre-funded warrants by one investor from December 12, 2023 to December 31, 2023. As a consequence, our share capital increased by CHF 61,200 and the upper limit of the capital band increased to CHF 2,734,717.44. The 6,120,000 newly issued shares will be registered in the commercial register in early 2024 in accordance with Swiss corporate law.

On December 13, 2023, (i) we increased our share capital by CHF 153,000 through the issuance of 15,300,000 new registered shares from our capital band to our fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share and (ii) we registered in the commercial register a total of 29,986,185 new registered shares issued from our conditional capital. Of these 29,986,185 shares, 17,458,950 were issued following the exercise of pre- funded warrants by investors and 12,527,235 were issued following the exercise of equity incentive units by directors, executive managers and certain employees.

On June 14, 2023, we increased our share capital by CHF 176,000 through the issuance of 17,600,000 new registered shares from our capital band to our fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share.

On May 31, 2023, the shareholders (i) replaced the authorized capital with a capital band, as introduced under the new Swiss corporate law, under a new article 3b in our Articles, thereby allowing the Board to increase the share capital up to CHF 1,730,224.66 at any time until May 30, 2028 by issuing 57,674,155 shares at a nominal value of CHF 0.01 each, and (ii) increased the conditional capital from CHF 151,975.93 to CHF 576,741.55.

Changes in capital in 2024

On June 28,2024, the shareholders increased (i) the upper limit of the capital band allowing the Board of Directors to increase the share capital up to CHF 2,765,317.44 at any time until June 27, 2029 by issuing 92,177,248 shares at a nominal value of CHF 0.01 each, and (ii) the conditional capital from CHF 829,972.48 to CHF 921,772.48.

On February 20, 2024, in accordance with Swiss law, the Company registered in the commercial register 6,120,000 new shares issued out of the conditional capital from December 12, 2023 to December 31, 2023 following the exercise of prefunded warrants granted to one institutional investor on April 3, 2023.

For further information on changes in capital for the years ended December 31, 2024 and 2023, including changes in reserves, refer to the consolidated statements of changes in equity as well as note 14 of the consolidated financial statements included in this Annual Report.

Shares and participation certificates

Addex has one class of shares, i.e. registered shares with a nominal value of CHF 0.01 per share. Each share is fully paid up and carries one vote and equal dividend rights, with no privileges. We have no participation certificates (bons de participation / Partizipationsscheine).

Equity Sharing certification

Equity sharing certificates are available for granting to our employees and/or directors and/or consultants under our equity incentive plan. Equity sharing certificates do not form part of the share capital, have no nominal value, and do not grant any right to vote nor to attend meetings of shareholders. There are 1,700 equity sharing certificates (bons de jouissance / Genussscheine). Each equity sharing certificate grants the right to subscribe for 1,000 of our shares and a right to liquidation proceeds calculated in accordance with article 34 of the Articles. Our shares and equity sharing certificates are not certificated. Shareholders and equity sharing certificate holders are not entitled to request printing and delivery of certificates, however, any shareholder or equity sharing certificate holder may at any time request that we issue a confirmation of its holdings. As of December 31, 2024, no equity sharing certificate has been granted under any equity incentive plan.

Limitations on transferability of shares and nominee registration

A transfer of uncertified shares is affected by a corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to Addex by the bank or the depository institution. If following a transfer of shares a shareholder wishes to vote at or participate in a shareholders’ meeting, such shareholder must file a share registration form in order to be registered in Addex’s share register with voting rights. Failing such registration, a shareholder may not vote at or participate in a shareholders’ meeting. The shares in the form of American Depositary Shares or ADSs are held by Citibank acting as depositary and voted at the shareholders’ meeting according to the instructions received from the ADS holders.

A purchaser of shares will be recorded in Addex’s share register as a shareholder with voting rights if the purchaser discloses its name, citizenship or registered office and address and gives a declaration that it has acquired the shares in its own name and for its own account.

Article 5 of the Articles provides that a person or entity that does not explicitly state in its registration request that it will hold the shares for its own account (Nominee) may be entered as a shareholder in the share register with voting rights for shares up to a maximum of 5% of the share capital as set forth in the commercial register. Shares held by a Nominee that exceed this limit are only registered in the share register with voting rights if such Nominee discloses the name, address and shareholding of any person or legal entity for whose account it is holding 1% or more of the share capital as set forth in the commercial register.

The limit of 1% shall apply correspondingly to Nominees who are related to one another through capital ownership or voting rights or have a common management or are otherwise interrelated. A share being indivisible, hence only one representative of each share will be recognized. Furthermore, shares may only be pledged in favor of the bank that administers the bank entries of such shares for the account of the pledging shareholders. If the registration of shareholdings with voting rights was effected based on false information, the Board may cancel such registration with retroactive effect. There are no further rules in the Articles for granting exceptions and no exceptions were granted in 2024. The Articles do not contain any provisions on the procedure and conditions for cancelling privileges and limitations on transferability.

Convertible bonds and options

As of December 31, 2024, we had no convertible or exchangeable bonds or loans outstanding. As of December 31, 2024, we had a total of 69,683,409 equity instruments outstanding, divided into 61,676,618 warrants (the “Warrants”), and 8,006,791 shares reserved for the ESOP (the “ESOP Shares”). As of the issuance date of this annual report on form 20F, we had 63,816,511 equity instruments outstanding following the forfeiture on March 28, 2025 of 5,866,898 of the Warrants, which were granted to various investors in connection with the capital increase of March 28, 2018 (the “Expired Warrants”). Until their expiration, the Expired Warrants entitled the investors to subscribe without any specific conditions one registered share at an exercise price of CHF 3.43. The ESOP Shares are granted to non-executive directors, members of the executive management, employees or consultants of the Group. They vest over a four-year period and have a 1:1 subscription ratio, a ten-year expiration term and an exercise price between CHF 0.043 to CHF 3.00. For information on equity incentive plans for non-executive directors, members of the executive management, employees and consultants, refer to notes 14 and 15 of the audited consolidated financial statements incorporated by reference into this registration statement.

Except for the Expired Warrants, the Warrants have all been granted to the same institutional investor (the “Institutional Investor”) through three offerings, respectively on December 21, 2021, July 26, 2022 and April 5, 2023. Each of those Warrants entitles the Institutional Investor to subscribe without any specific conditions one ADS representing 120 shares at an exercise price of USD 20.00 (CHF 0.15 per share) until April 5, 2028.

Stock Exchange Listing

Our ADSs have been listed on Nasdaq, under the symbol “ADXN” since January 29, 2020 and our shares have been listed on SIX under the ticker symbol “ADXN” since May 21, 2007.

Registrar of Shares, Depositary for ADSs

Our share register is maintained by ShareCommService AG. The share register reflects only record owners of our shares. Holders of ADSs representing our shares will not be treated as our shareholders and their names will therefore not be entered in our share register. Citibank, N.A. acts as the depositary for the ADSs representing our shares and the custodian for shares represented by ADSs is Citibank Zurich.

Holders of ADSs representing our shares have a right to receive the shares underlying such ADSs. For discussion on ADSs representing our shares and rights of ADS holders, see the section entitled “Description of American Depositary Shares” in the accompanying prospectus.

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act (“FMIA”), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the “Purchase Positions”) or sale rights or obligations relating to our shares (the “Sale Positions”), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33∕%, 50% or 66∕% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX’s electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Obligation to Make an Offer

Pursuant to the FMIA, any person that acquires our shares, whether directly or indirectly or acting in concert with third parties, and, as a result, exceeds the threshold of 33 1∕3% of our voting rights (whether exercisable or not), must submit a public tender offer to acquire 100% of our shares. A company’s articles of association may waive this requirement or raise the relevant threshold to up to 49% (“opting out” and “opting up”, respectively).

The Swiss Takeover Board or the Swiss Financial Market Supervisory Authority FINMA may grant exemptions from the mandatory offer rule in certain circumstances. Also, there is no obligation to make a public tender offer under the FMIA and its implementing ordinances if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings. However, such acquisitions have to be notified to the Swiss Takeover.